EXHIBIT 99.1

CAUTIONARY STATEMENTS

General

From time to time, Scientific-Atlanta may publish, verbally or in written form, forward-looking statements relating to such matters as anticipated financial or operational performance, business prospects, technological developments, new products, research and development activities and similar matters. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. These Cautionary Statements are being made pursuant to the provisions of the Private Securities Litigation Reform Act and with the intention of obtaining the benefits of the “safe harbor” provisions of the Act.

This Form 10-Q (or any other periodic reporting documents required by the Exchange Act) may contain forward-looking statements reflecting our current views concerning potential future events or developments. The words “may,” “will,” “should,” “could,” “continue,” “future,” “potential,” “believe,” “expect,” “anticipate,” “project,” “plan,” “intend,” “seek,” “estimate,” “predict” and similar expressions identify forward-looking statements. We caution investors that any forward-looking statements made by us are not guarantees of future performance and that a variety of factors, including those discussed below, could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in our forward-looking statements. We describe in more detail below the risks and uncertainties which may affect the operations, performance, development and results of our business. We caution readers not to place undue reliance on any such forward-looking statement, which speak only as of the date the statement was made.

Uncertainties Related to the Digital Interactive Television Market. Our success is dependent upon the acceptance of digital interactive television products, such as digital set-top boxes or digital video recorders, or services, such as digital cable, high-speed data services, video-on-demand or high definition television, by end-user consumers and purchases by our cable operator customers from us to satisfy such consumer demand. Our high-end Explorer set-tops are designed to support these digital interactive television services, and our sales and results of operations could be materially adversely affected by the failure of digital interactive products and services to:

•	appeal to enough end-user consumers;

•	be available at prices consumers are willing to pay;

•	function as expected;

•	be delivered in a timely fashion by our cable operator customers to consumers; or

•	effectively compete against direct-to-home satellite services, wireless television providers, telephone companies offering video programming and providers of high speed data transmission.

Digital interactive television is an evolving business, and therefore there are many characteristics of this business that are not yet fully known by us. These characteristics include:

•	sensitivity to the economy,

•	consumer demand for various types of interactive applications,

•	the proper pricing levels and models for various applications,

•	the likely level of penetration of digital services into the subscriber base,

•	the likely number of digital set-tops per household,

•	the customer churn rate to be expected,

•	the extent to which digital cable interactive services will successfully compete against direct-to-home satellite services,

•	international demand for the products, and

•	the extent to which demand will be variable.

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Each of these business characteristics may have a material impact on the sales of our products.

Dependence on Principal Product Line. Sales of our Explorer digital set-tops constituted approximately 56 percent, 52 percent and 57 percent of Scientific-Atlanta’s total sales in fiscal years 2003, 2002 and 2001, respectively. We expect that sales of our Explorer set-tops will continue to account for a significant portion of our revenues for the foreseeable future. As a result, our financial performance will continue to depend in significant part on (1) whether there will be continued market acceptance of the Explorer digital set-top, including high-end set-tops with digital video recorder and/or high definition television capabilities, (2) our ability to broaden our customer base, for this product, and (3) the development and timing of the introduction of software applications for the Explorer network.

Our sales are also affected by the average selling price for Explorer digital set-tops, and our results of operation are affected by the gross margins on such products. The Explorer 8000 set-tops (which contain integrated hard drives and a single user interface for digital video recording capabilities) and high-definition television set-tops currently sell for a significantly higher average selling price than the average sales prices for our earlier generation set-top models. However, gross margins on newly introduced products, such as the Explorer 8000 set-tops and the high-definition television set-tops, are typically lower than the average margins for our products. The average selling price of digital set-tops declined approximately 10 percent in the first quarter of fiscal year 2004 as compared to the first quarter of fiscal year 2003. Although the price of individual models of digital set-tops may decline in the future, the average selling price of digital set-tops will vary based on the mix of models sold during the period. We continue to attempt to improve gross margins on our digital set-top products through cost reductions from product design, procurement and manufacturing. As a result, the mix of models of Explorer set-tops sold during the quarter, which we cannot predict, can affect our sales and results of operations for that quarter.

Sales of digital set-tops are determined in large part by the number of new net digital subscribers added by our customers and the number of set-tops per home. The number of net digital subscriber additions is usually published quarterly by certain large cable television multiple system operators (MSOs). However, we do not have full visibility to the net new digital subscriber additions by MSOs, and, in recent quarters, it has become increasingly evident that the “net digital subscriber additions” that our customers report do not fully account for set-top demand. Next generation products, like our high-definition set-tops and our Explorer 8000 DVR products, are most often placed in households that already subscribe to digital cable and therefore are not counted as “net additions”. Similarly, “additional outlets”, or multiple set-tops per home, generate demand for Scientific-Atlanta, but are not reflected in “net additions” numbers. And as the installed base grows and ages, the replacement market can become a substantial source of demand. Set-tops that we ship to replace either obsolete products or products that have been lost, stolen, or damaged are not included in “net additions” reported by our customers. In addition, we are unable to predict future rates of net digital subscriber additions because this rate is dependent on a number of factors, including economic conditions, the effectiveness of the marketing efforts and programs of our customers, and the other factors relating to the uncertainties of the digital interactive television market. Declines in the net digital subscriber addition rates could have an adverse effect on our results. In addition, we have limited visibility to the inventories that the MSOs may have accumulated. A reduction in the MSO net digital subscriber addition rates could mean that these inventories will not be utilized as quickly as would otherwise be the case.

Dependence on Key Customers. Although the domestic cable television industry is comprised of thousands of cable systems, a small number of MSOs own a large portion of the cable television systems and account for a significant portion of the capital expenditures made by cable television system operators. Historically, a significant majority of our sales have been to relatively few customers. Customers that accounted for 10 percent or more of our total sales in fiscal years 2003, 2002, or 2001 were as follows:

	2003	2002	2001
AOL Time Warner, Inc.	24%	30%	22%
Cablevision Systems	19%	—%	1%
Comcast Corporation	11%	7%	10%
Cox Communications, Inc.	6%	12%	7%
Adelphia Communications, Inc.	5%	7%	18%
Charter Communications, Inc.	5%	14%	20%
All other customers	30%	30%	22%

Total	100%	100%	100%

Accounts receivable at June 27, 2003 included $88.8 million from customers who accounted for 10 percent or more of our total sales in fiscal year 2003.

Bookings Tend to be Highly Variable. Bookings are orders received by Scientific-Atlanta that are eligible for inclusion in backlog. In general, Scientific-Atlanta’s policy is to place in its backlog firm orders for product scheduled for shipment within six months from the end of the reported quarter.

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Our backlog increased to $394.9 million at June 27, 2003 from $339.9 million at March 28, 2003 but we had sequential, quarterly declines in backlog from $772.5 million at March 29, 2002 through March 28, 2003. Our backlog declined again to $360.7 million at October 3, 2003 from $394.9 million at June 27, 2003. Due to these declines in backlog, we are more dependent on the shipment of product from orders received during the quarter rather than from backlog to generate sales. Our increased dependence on the receipt of orders during each quarter to generate sales during that quarter and our continued limited visibility to the inventory our customers hold limit our ability to predict our sales volume for the quarter until the end of the quarter. Historically, our quarters tend to be back-end loaded with a larger portion of orders being received and sales being recognized for any quarter at or near the end of the quarter.

Our bookings and sales are affected by uncertainties relating to plans and commitments of our major customers, and changes in order patterns of our major customers. Bookings from our major customers generally tend to be highly variable within a quarter, and they often vary considerably from one quarter to the next. Historically, many of our major customers establish their budgets on a calendar year basis and until they set those budgets they tend to hold orders. As a result, we believe that short-term measurements of new order activity are often less useful than longer-term measurements that span several quarters. In addition, although we have established controls for a highly variable business environment, due to the reasons described above, we are unable to predict with any certainty the timing of bookings or sales.

In addition, our bookings and sales are affected by uncertainties relating to plans and commitments of our major customers, and changes in order patterns of our major customers. Bookings from our major customers generally tend to be highly variable within a quarter, and they often vary considerably from one quarter to the next. We believe that most of our major customers establish their budgets on a calendar year basis and until they set those budgets they tend to hold orders, and that short-term measurements of new order activity are often less useful than longer-term measurements that span several quarters. However, we are unable to predict the timing of bookings or sales.

Dependence on Financial Stability of Customers and Distributors. Several of our customers and potential customers have encountered significant financial difficulties that have affected their ability to pay for product that has shipped, take delivery of orders they have previously placed or raise additional capital to fund the purchase of equipment and services.

•	Adelphia Communications, Inc., which accounted for 5 percent, 7 percent and 18 percent of our sales during fiscal years 2003, 2002 and 2001, respectively, filed for bankruptcy in June 2002.

•	During the first quarter of fiscal year 2003, Communications Dynamics, Inc., parent of TVC Communications, a distributor of our products in Latin America, filed for bankruptcy.

•	During the fourth quarter of fiscal year 2002, Kabel NRW GmbH & Co. KG (KNRW), parent of a customer in Germany, ish GmbH & Co. KG (ish), was notified by its syndicate banks that an event of default had occurred under its Senior Credit Agreement. In addition, Callahan Nordrhein-Westfalen GmbH, parent of KNRW, initiated insolvency proceedings under German law in July 2002.

•	Several of our international customers continued to experience financial difficulties during fiscal year 2003 and are in various stages of restructurings.

If these trends continue, which we are not able to predict, our sales and results of operations may continue to be adversely affected.

Certain of our MSO customers have a significant amount of debt. Customers with significant debt levels may have difficulty obtaining financing to fund planned capital expenditures. The difficulty of our customers to obtain such financing could have an adverse effect on our sales to these customers, which sales we are not able to predict.

In addition, MSOs have been measured historically by the investment community on earnings before interest, taxes, depreciation and amortization (EBITDA). Recently, we believe the focus has shifted toward the point at which the MSOs will produce positive free cash flow, which is generally defined as EBITDA reduced by capital expenditures, interest and dividends. MSOs have reduced and may continue to reduce their capital spending and existing debt to improve free cash flow. We believe declines in capital spending by our customers have adversely affected our sales and may continue to adversely affect our potential for sales of our products to these customers, which sales we are not able to predict.

Dependence on the General Business and Economic Condition of the Cable Television Industry and Cable Television Capital Spending. The majority of our revenues come from sales of systems and equipment to the cable television industry. Demand for these products depends primarily on capital spending by cable television system operators for constructing, rebuilding or upgrading their systems. The amount of this capital spending, and, therefore, our sales and profitability, may be affected by a variety of factors, including:

•	general political and economic conditions in the United States and abroad, and existing and potential hostilities around the world,

•	the continuing trend of cable system consolidation,

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•	the financial condition of domestic and international cable television system operators and their access to financing,

•	competition from direct-to-home satellite, wireless television providers, telephone companies offering video programming and providers of high speed data transmission,

•	technological developments that impact the deployment of equipment, and

•	new legislation and regulations, or regulatory uncertainties, affecting the equipment used by cable television system operators and their customers, such as uncertainties related to government regulation of basic cable or equipment rates or other terms of “digital must-carry,” “forced access,” common carrier and other requirements of the Federal Communications Commission (FCC) and other regulatory bodies.

There can be no assurance that cable television capital spending will increase from historical levels or that existing levels of cable television capital spending will be maintained. In addition, our sales and results of operations could continue to be adversely affected by (1) low consumer confidence in the United States amid a slow economy and difficult economic conditions outside the United States, (2) continued significant declines in capital spending by our customers as credit markets have tightened and customer credit ratings have been lowered, (3) our customers’ competition from satellite providers, and (4) the declining financial condition of several of our customers and distributors.

Competition. Our products compete with those of a substantial number of companies worldwide.

Our Explorer digital set-tops, digital headends, and related software products compete with products from a number of companies. These include:

•	Companies that develop and sell substitute products that are distributed by direct broadcast satellite (DBS) service providers through retail channels. These products may be subsidized by DBS operators, and they may be sold together with services that are not available from cable operators. Although these products are not directly competitive with respect to sales of our products to our MSO customers, these substitute products are competitive with our MSO customers’ cable services and products, and affect the end-user consumer demand for our products.

•	Companies that develop and sell products entirely of their own design and companies that license technology from us. It is possible that some of these directly competitive products could be sold through retail channels, and thus we may be subject to competition from a variety of companies with retail brands that are more familiar to consumers than ours.

•	Companies that potentially may develop and sell products that compete with our products.

The FCC has mandated that digital tuners be incorporated into all television sets greater than 13 inches and all television receiving equipment such as VCRs and DVD players by July 1, 2007. Thus, television manufacturers may soon integrate into their products some of the technology that also is available in our set-top products.

On October 9, 2003, the FCC released rules for digital “plug and play” cable compatibility. The new rules generally follow, with some modification, the technical, labeling and encoding rules originally set forth in a December 19, 2002 Memorandum of Understanding (MOU) between the cable and consumer electronics industries. The MOU contained both voluntary and inter-industry agreements and a package of regulatory proposals. The new rules will permit consumer electronics companies to manufacture television sets with “plug and play” functionality for one-way digital cable services, including typical cable programming as well as premium services. Consumers of such television sets will need to obtain a security card also known as a CableCARD to be inserted in the television set in order to receive such cable services.

Other companies may have developed an alternative method of providing conditional access on cable networks that proposes to encrypt only a portion of digital video stream. If this alternative conditional access method proves to be technologically and commercially feasible, it may be adopted by our customers.

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Our cable modem products and our products that transmit signals from the cable operator to the end-user customer compete with products from a large number of companies.

In each of these current and future competitive scenarios, some of the competitors have significantly greater resources, financial and otherwise, than we do. We believe that our ability to compete in the industry has resulted from our marketing strategies, engineering skills, product features, product performance, ability to provide post-purchase services, ability to provide quality products at competitive prices, and broad coverage of the market by our sales personnel and the alternate channels of distribution we utilize.

International. The economic and other conditions in various geographic regions has impacted, and is expected to continue to impact, our sales and results of operations as follows:

•	We have made significant sales to customers outside the United States. International sales were 22 percent of total sales in fiscal year 2003 as compared to 20 percent and 15 percent of such sales in fiscal years 2002 and 2001, respectively.

•	We have and will continue to have significant international operations. Our key manufacturing facilities are located in Juarez, Mexico and Kortrijk, Belgium. We now perform approximately 90 percent of our in-house manufacturing in our Juarez, Mexico facility.

•	A majority of the parts and products that we obtain from outside suppliers are obtained from suppliers in the Asia-Pacific region.

As a result, our future sales and results of operations could be adversely affected by a variety of political, economic and other factors in various geographic regions, including foreign currency fluctuations, changes in a specific country’s or region’s political conditions or changes or continued weakness in economic conditions, trade protection measures, import or export licensing requirements or policies, global trade policies, the overlap of different tax structures, unexpected changes in regulatory requirements, health epidemics and earthquakes.

Concentration of Manufacturing. Our key manufacturing facilities are located in Juarez, Mexico and Kortrijk, Belgium. During fiscal year 2002, we completed the transfer of all of our Atlanta-based manufacturing to our Juarez facility and currently approximately 90 percent of our in-house manufacturing is being performed in our Juarez facility. At full operation, the Juarez factory has the capability to run three shifts during the week and additional weekend shifts, if needed. At times during fiscal year 2003, we ran a partial third shift on certain products to satisfy product demand and to alleviate production bottlenecks. Due to our concentration of manufacturing in Juarez, we have considered appropriate business continuity and disaster recovery plans. However, we are unable to predict the impact on our results of operations, which may be materially adverse, of any type of disaster at this facility.

Reliance on Suppliers. Our growth and ability to meet customer demands depend in part on the following factors, which may affect the operations, performance, development and results of our business: (1) our ability to obtain timely deliveries of parts from our suppliers; (2) the pricing and availability of equipment, materials and inventories; and (3) performance issues with key suppliers and subcontractors. From time to time, we could experience shortages of certain electronic components from our suppliers, and these shortages might have a material effect on our operations. A reduction, delay or interruption in supply or a significant change in price of one or more components could adversely affect our business, operating results and financial condition. Significant suppliers include the following:

•	STMicroelectronics, Intel Corporation, Analog Devices, Inc., Advanced Micro Devices, and ATI Technologies, Inc. are our primary suppliers of a variety of semiconductor products (including ASICs), which are used as components in an array of products, including set-tops;

•	Askey Corporation is our only provider of cable modem products;

•	Matsushita Electronics Components Corporation of America and its affiliates and Murata Electronics of North America, Inc. are our primary suppliers of tuners;

•	Cablevision Electronics Co., Ltd. and Zinwell Corporation are our primary suppliers of taps, and we also are part of a joint venture in Shanghai, China that provides us with taps;

•	JDS Uniphase is our primary supplier of optical transmitters;

•	Microcast, Inc. and Shanghai Skyrock Industry are our primary supplier of die-castings for RF distribution products;

•	Maxtor Corporation and Western Digital Corporation are providers of hard drives;

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•	Anadigics, Inc. is a provider of CATV integrated circuits for use in our RF distribution products; and

•	Juniper Networks, Inc. is our only provider of the Prisma G-10 and G-1 CMTS products. Juniper Networks has sent us an end-of-life notice regarding these products. Juniper Networks has announced it will continue to provide support for the G-Series product pursuant to its standard end-of-life policies and contractual commitments. We believe that Juniper’s end-of-life support and our inventory levels are adequate to support our contractual commitments.

Rapid Changes in Technology and New Product Introductions. The markets for our products are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and evolving methods of building and operating networks. Our future operating results may be adversely affected if we are unable to continue to develop, manufacture and market innovative products and services that meet customer requirements for performance and reliability on a timely basis. The process of developing our new high technology products is inherently complex and uncertain.

The success of our existing and future products is dependent on several factors, including proper product definition, acceptable product cost, timely completion and introduction of new products, differentiation of new products from those of our competitors and market acceptance of these products. If our products are not updated to incorporate in a timely manner the latest technology, including but not limited to frequent silicon chip innovations, disk drive improvements and rapid technology advancement in the fiber optics transport industry, our products may become noncompetitive with respect to price and/or features, and our sales and results of operations may be adversely affected.

We have in the past experienced delays in product development and introduction, and there can be no assurance that we will not experience further delays in connection with our current product development or future development activities. Delays in development, testing, manufacture and/or deployment of new products, including but not limited to new digital set-top products, could adversely affect our sales and results of operations. In addition, there can be no assurance that we will successfully identify new product opportunities, develop and bring new products to market in a timely manner and achieve market acceptance of our products or that products and technologies developed by others will not render our products or technologies obsolete or noncompetitive.

Intellectual Property. We generally rely upon patent, copyright, trademark and trade secret laws to establish and maintain our proprietary rights in our technology and products. However, there can be no assurance that any of our proprietary rights will not be challenged, invalidated or circumvented, or that any such rights will provide significant competitive advantage.

Third parties have claimed, and may claim, that we have infringed their current, or future, intellectual property rights. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could seriously harm our business, financial condition and results of operations. There can be no assurance that such royalty or licensing agreements, if required, would be available on terms acceptable to us, if at all. Additionally, there can be no assurance that we will prevail in any intellectual property infringement litigation given the complex technical issues and inherent uncertainties in litigation. In the event an intellectual property claim against us was successful and we could not obtain a license on acceptable terms or license a substitute technology or redesign to avoid infringement, our business, financial condition and results of operations could be seriously harmed. Even if we prevail in litigation, the expense of litigation could be significant and could seriously harm our business, financial condition and results of operation.

We are engaged in several lawsuits as plaintiff against Gemstar-TV Guide International, Inc. and affiliated and/or related companies alleging among other things violations of antitrust laws and misuse of certain patents, and requesting among other things a declaration that certain Gemstar patents are invalid, unenforceable and not infringed. Such litigation is expensive and diverts management’s attention.

Industry Consolidation and Acquisitions. There has been a trend toward consolidation in our industry. Our major competitor, General Instrument Corporation, was acquired by Motorola, Inc. in January 2000 and Comcast Corporation completed its combination with AT&T Broadband during November 2002. We believe that this trend toward industry consolidation may continue as companies attempt to strengthen or hold their market positions in an evolving industry. These consolidations could adversely affect our sales and results of operations.

In addition, our industry is highly competitive, and as such, our growth is dependent upon market growth and our ability to enhance our existing products and services. Accordingly, one of the ways we may address the need to enhance products and services is through acquisitions of other companies. Since January 2002, we have acquired BarcoNet, certain transmission product lines from Arris International, Inc., and certain assets of ChanneLogics, Inc. We believe that we have completed successful integration of BarcoNet, Arris and ChanneLogics, but future acquisitions may involve numerous risks, including the following: difficulties in integration of the operations, technologies and products of the acquired companies; the risk of diverting management’s attention from normal daily operations of the business; and the potential loss of key employees of the acquired company. Failure to manage growth effectively and successfully integrate acquisitions made by us could materially harm our business and operating results.

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Compromise of Signal Security. Our MSO customers rely on our conditional access system to protect content they transport through our subscriber network and media networks systems. If the security of either system were compromised, we may be required to implement system countermeasures that may include distribution of equipment to prevent such compromise, which could have a material adverse effect on our results of operations.

Stock Volatility and Securities Litigation. The trading price of our common stock may be volatile. The stock market in general, and the market for technology companies in particular, has, from time to time, experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may significantly affect the trading price of our common stock, regardless of our actual operating performance. The trading price of our common stock could be affected by a number of factors, including: changes in expectations of our future financial performance; changes in securities analysts’ estimates (or the failure to meet such estimates); announcements of technological innovations; customer relationship developments; conditions affecting our targeted markets in general; and quarterly fluctuations in our revenue and financial results.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. On July 24, 2001, a purported class action alleging violations of the federal securities laws by us and certain of our officers was filed in the United States District Court for the Northern District of Georgia. Since then, several actions with similar allegations were filed and consolidated. A derivative suit and a state securities action based on the same facts have also been filed. Such litigation is expensive and diverts management’s attention.

Uncertain Legal Environment. We believe that we operate in an uncertain legal environment and that our legal environment is becoming increasingly litigious. In addition to the intellectual property, securities and other legal proceedings described in our SEC reports, we have been served with a complaint which adds us as a co-defendant in the previously filed securities class actions in federal court in St. Louis, Missouri, against Charter Communications, Inc., a number of its present and former officers and Arthur Andersen LLP. This lawsuit alleges, in part, that certain marketing support arrangements between Charter and Scientific-Atlanta relating to Charter’s purchases of digital set-top boxes resulted in violations of the anti-fraud provisions of the federal securities laws with respect to Charter securities. Litigation is expensive and diverts management’s attention.

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